FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO SELL BRAZIL BUSINESS TO BRADESCO

• HSBC is selling its entire business in Brazil to Bradesco for a consideration of US$5.2bn
• The transaction represents a significant step in the execution of the actions announced during the Investor Update on 9 June 2015

Overview of transaction
HSBC Holdings plc ('HSBC') has entered into an agreement to sell its entire business in Brazil, comprising HSBC Bank Brasil S.A - Banco Multiplo and HSBC Servicos e Participacoes Ltda (collectively 'HSBC Brazil'), to Banco Bradesco S.A ('Bradesco') for an all cash consideration of US$5.2bn ('the Transaction'). This represents a price to tangible book value multiple of 1.8x based on 30 June 2015 accounts. As at the completion of the Transaction, the purchase price is subject to adjustment to reflect the movement in the net asset value of the business between 31 December 2014 and completion.

Progress in executing HSBC's strategy
The sale of HSBC Brazil represents a significant step in HSBC's stated goal to optimise its global network and reduce complexity, outlined during the HSBC Investor Update on 9 June 2015.

The Transaction will also be a key contributor to the Investor Update action to reduce Group RWAs, accounting for c.US$37bn of the overall c.US$290bn planned reduction, enabling future redeployment of RWAs to support growth opportunities.

Commenting on the Transaction, Stuart Gulliver, Group Chief Executive, said: "We announced at our Investor Update on 9 June that we were targeting a series of actions to generate increased value for shareholders. I am pleased to be able to announce today a transaction which achieves both a solid financial outcome and swift delivery of one of our stated actions."

HSBC is pleased to be working with Bradesco on this Transaction, given its leading franchise in the Brazilian market and commitment to HSBC staff and customers.

The Transaction is subject to regulatory approval.

HSBC plans to maintain a presence in Brazil to serve large corporate clients with respect to their international needs.
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Investor enquiries to:
UK	Hong Kong	USA
+44 (0)20 7991 3643	+852 2822 4908	+1 224 880 8008

Media enquiries to:
Julio Gama	+55 11 38479037	julio.gama@hsbc.com.br
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Notes to editors:

1. HSBC Brazil
HSBC Brazil comprises of HSBC Bank Brasil S.A - Banco Multiplo and HSBC Servicos e Participacoes Ltda and is the 6th largest bank in Brazil, with total assets of c.US$54bn and total equity of c.US$3.7bn as at 30 June 2015. It offers a full suite of products across all banking segments including Retail Banking, Commercial Banking, Global Banking and Markets and Private Banking. HSBC Brazil also has insurance and consumer finance businesses. HSBC Brazil has over 5m customers, c.21,700 employees and 851 branches.

2. Banco Bradesco S.A.
Bradesco is the 4th largest bank in Brazil, with total assets of c.US$333bn and total equity of c.US$28bn, as at 30 June 2015. Bradesco is listed on the BM&FBovespa and has a market capitalisation of US$41bn at 31 July 2015. The bank offers a wide range of products and services in retail, corporate and investment banking business. It also operates the largest insurance business in Brazil. Bradesco has c.27m account holders, c.94,000 employees and c.4,600 branches.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,100 offices in 72 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,572bn at 30 June 2015, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 03 August 2015